EXHIBIT 21.1

LIST OF SUBSIDIARIES

Chex Services, Inc., a Minnesota corporation

Collection Solutions, Inc., a Minnesota corporation

FastFunds International, Inc., a Delaware corporation

FFC FastFunds (Cyprus) Limited, formed under the Laws of Cyprus

FastFunds International Limited, formed with the Registrar of Companies for England and Wales.

Key Financial Services, Inc., a Florida Corporation

Nova Financial Services, Inc., a Florida Corporation

Denaris Corporation, a Delaware Corporation